SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D. C.  20549









                                 FORM 11-K



 X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the fiscal year ended  DECEMBER 31, 1994

                                    or

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from               to             .



                       Commission file number 1-8483


               MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)








                            UNOCAL CORPORATION
          1201 West Fifth Street, Los Angeles, California   90017
          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                INDEX TO FINANCIAL STATEMENTS OF
          MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


     The following financial statements reflect the status of the Molycorp, Inc. 401(k) Retirement Savings Plan as of December 31,
1994 and 1993, and the results of its transactions for each of the three years in the period ended December 31, 1994.


                                                    Page Number
                                                    ------------
    Statements included herein:

        Report of Independent Accountants                     2

        Statements of Financial Condition                      3

        Statements of Income and Changes in Plan Equity        4

        Notes to Financial Statements                       5-7





     Schedules I, II and III are omitted because the subject matter did not exist or the required information is given in the financial statements or notes to financial statements.

                REPORT OF INDEPENDENT ACCOUNTANTS






The Administrative Committee of Molycorp, Inc. 401(k) Retirement
Savings Plan:

     We have audited the accompanying statements of financial condition of the Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1994 and 1993, and the results of its transactions for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.




                                       COOPERS & LYBRAND L. L. P.
                                       June 23, 1995
                                       Los Angeles, California

          MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN


                STATEMENTS OF FINANCIAL CONDITION




                                          At December 31, 1994
                               -------------------------------------------
                                 Unocal     GIC     Fidelity      Total
                                  Stock
                               -------------------------------------------
PLAN ASSETS AND
LIABILITIES

Investments in securities,
at fair value                   $129,874    $41,096    $116,567   $287,537
Funds for investment:
Cash and cash equivalents             19          1          5          25
Accrued income                         -         197         -         197
Receivables from
members' contributions              6,279          -      5,856     12,135
                                    -----       -----     -----     ------
                                    6,298        198      5,861     12,357
Less: amounts payable for shares
purchased and withdrawals of cash       -       1,326         -      1,326
                                 --------      ------     -----     ------
Total funds for investment          6,298      (1,128)    5,861     11,031
                                 --------     -------- --------   --------


PLAN EQUITY                      $136,172     $39,968  $122,428   $298,568
                                 ========     =======  ========   ========




                                             At December 31, 1993
                                       -------------------------------------
                                       Unocal     GIC     Fidelity     Total
                                       Stock
                                       -------------------------------------
PLAN ASSETS AND
LIABILITIES

Investments in securities,        $80,141     $43,260    $43,688    $167,089
at fair value
Funds for investment:
Cash and cash equivalents               -           4      4,267       4,271
Accrued income                          4         239          5         248
Receivables from
members' contributions                668       1,541      6,622       8,831
                                      ---       -----     ------      ------
                                      672       1,784     10,894      13,350
Less: amounts payable for
shares
purchased and withdrawals of cash     967         237          -       1,204
                                     ----       -----     ------      ------
Total funds for investment           (295)      1,547     10,894      12,146
                                  --------    -------    -------    --------
PLAN EQUITY                       $79,846     $44,807    $54,582    $179,235
                                  =======     =======    =======    ========




               (See Notes to Financial Statements)

          MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN

         STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

                             For the Year Ended December 31, 1994
                             ---------------------------------------
                              Unocal     GIC     Fidelity      Total
                               Stock
Investment income:
  Cash dividends            $  2,837    $2,344   $  7,408     $ 12,589

Interest income                   50         47         95         192
                            --------      -----      -----      ------
Total investment income        2,887      2,391      7,503      12,781

Net depreciation in fair      (2,586)         -     (7,296)     (9,882)
value of investments
Member contributions          50,800     10,723     54,911     116,434
Transfers                      5,225    (17,953)    12,728           -
                              ------    --------    ------     -------

Net increase (decrease) for
the year                      56,326     (4,839)    67,846     119,333
Plan equity at beginning of
year                          79,846     44,807     54,582     179,235
                            --------    -------   --------    --------
Plan equity at end of year  $136,172    $39,968   $122,428    $298,568
                            ========    =======   ========    ========

                             For the Year Ended December 31, 1993
                             ------------------------------------
                              Unocal     GIC     Fidelity   Total
                               Stock
                             ------------------------------------
Investment income:
Cash dividends               $ 1,693    $ 2,467    $ 4,365    $8,525

Interest income                   56         25         24       105
                              ------      -----      -----     -----
Total investment income        1,749      2,492      4,389     8,630

Net appreciation in fair
value of investments           4,498          -        763     5,261
Member contributions          27,330     26,886     22,211    76,427
Transfers                       (859)    (8,939)     9,798         -
Distributions                 (3,176)    (5,817)    (3,142)  (12,135)

Net increase for the year     29,542     14,622     34,019    78,183
Plan equity at beginning of
year                          50,304     30,185     20,563   101,052
                             -------    -------    -------  --------
Plan equity at end of year   $79,846    $44,807    $54,582  $179,235
                             =======    =======    =======  ========


                             For the Year Ended December 31, 1992
                             ------------------------------------
                              Unocal     GIC     Fidelity   Total
                               Stock
                             ------------------------------------
Investment income:
Cash dividends               $   940    $ 1,678    $ 1,664    $ 4,282
Interest income                  115         78         55        248
                             -------    -------    -------    -------
Total investment income        1,055      1,756      1,719      4,530

Net appreciation in fair
value of investments           2,630          -        277      2,907
Member contributions          28,736     16,972     14,062     59,770
Transfers                        392      4,152     (4,544)         -
Distributions                 (9,865)   (16,252)      (444)   (26,561)
                             --------   --------    -------   --------

Net increase for the year     22,948      6,628     11,070     40,646
Plan equity at beginning of
year                          27,356     23,557      9,493     60,406
                             -------    -------    -------    --------
Plan equity at end of year   $50,304    $30,185    $20,563   $101,052

               (See Notes to Financial Statements)

          MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
- -------
     The Molycorp, Inc. 401(k) Retirement Savings Plan (the "Plan") is sponsored by Molycorp, Inc. (the "Company"), an indirect wholly owned subsidiary of Unocal Corporation. The Plan provides for voluntary contributions by members. The Plan was effective as of January 1, 1991. Each individual participant is allowed to choose how their funds are invested from three investment options. All funds remain with The Bank of California (the "Trustee") for the exclusive benefit of Plan participants until distributed to members after termination of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as a defined contribution plan.

Other information regarding the Plan can be found in the Molycorp, Inc. 401(k) Retirement Savings Plan Booklet dated April 1, 1991.

CONTRIBUTIONS
- -------------
    Voluntary member contributions to the Plan are made on a pre-tax basis and cannot exceed 15 percent of an member's base pay. The pre-tax contributions are also known as 401(k) contributions. Contributions cannot exceed the dollar amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law.

INVESTMENT PROGRAM
- ------------------
     All contributions are held in trust and invested by the Trustee in accordance with the option or options elected by the participant. A participant's account may be invested in any of the following funds administrated by the Trustee:

     Fidelity Puritan Mutual Fund ("Fidelity") - Funds are invested in shares of a mutual fund maintained by a registered investment company that invests in common and preferred stocks, as well as bonds, of various U.S. corporations. As of December 31, 1994, there were 42 participants in this fund.

     Unocal  Corporation Common Stock Fund  ("Unocal  Stock")  -
  Funds are invested in common stock of Unocal Corporation, the Company's ultimate parent. As of December 31, 1994, there were 43 participants in this fund.

     Employee Benefit Investment Contract Fund ("GIC") - Funds are invested in a bank commingled trust fund which holds fixed-rate investment contracts with various insurance companies. As of December 31, 1994, there were 17 participants in this fund.


FEDERAL INCOME TAX CONSEQUENCES
- -------------------------------
     In the opinion of the Plan's administrator and tax counsel, the Plan is designed and operated in a manner that meets the requirements of Section 401(a) of the Internal Revenue Code of 1986. Therefore, the Plan is not required to pay any federal income taxes. Earnings on Plan accounts will not be taxable to members prior to a withdrawal from the Plan.

PLAN TERMINATION
- ----------------
     The Company expects to continue the Plan indefinitely, but, as future conditions cannot be foreseen, the Company may at any time or from time to time amend or terminate the Plan in whole or part, subject to the requirements of ERISA and other applicable laws. An amendment may affect present, as well as future members, but may not diminish the account of any member existing on the effective date of such amendment. The Company has no present intent to terminate the Plan.

          MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
- ---------------------
     The accompanying financial statements are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

VALUATION OF INVESTMENTS
- ------------------------
     Investments are carried at fair value.  If available, quoted
market   prices  from  national  exchanges  are  used  to   value
investments.

     Funds invested in the GIC fund, which holds fixed-rate investments contracts with various insurance companies, are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. The Plan's ownership interest in this bank commingled trust fund is based upon units of equal value referred to as units of participation. Each unit of participation represents a proportionate undivided beneficial interest in the total values of all investment contracts which are held by the bank commingled trust fund. The number of units of participation allocated to the Plan are determined by the Trustee on a monthly basis.

     Purchases and sales of securities are recorded on a trade-date basis.

INVESTMENT INCOME
- -----------------
     The Plan presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on an ex-dividend basis.

RECLASSIFICATION
- ----------------
     Certain items in the prior year financial statements have been reclassified to conform to the current year presentation.

OTHER
- -----
     Substantially all of the administrative and other costs of the Plan are paid by the Company.




NOTE 3 - INVESTMENTS IN SECURITIES

    The investment in Unocal Stock is valued at the closing price
as   reported   for   the  New  York  Stock  Exchange   Composite
Transactions.
                                        At December 31
                                     ---------------------
                                       1994          1993
                                     ---------------------
        Number of shares of
        Unocal Stock                     4,766       2,875
          held by the Plan
        Cost:
        Aggregate amount              $127,766     $75,447
        Average per share              $ 26.81     $ 26.24

        Fair value:
        Aggregate amount              $129,874     $80,141
        Price per share               $  27.25     $27.875


   On June 15, 1995, the closing market price for Unocal
Stock was $28.625 per share.

          MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
            NOTES TO FINANCIAL STATEMENTS (Continued)



   The following are cost and fair value of other investments:

                                       At December 31
                                    --------------------
                                     1994          1993
                                    --------------------
        Fidelity fund
        Cost                       $123,433       $43,233
        Fair value                 $116,567       $43,688


NOTE 4 - NET APPRECIATION OF INVESTMENT IN SECURITIES

                                                Unocal Stock   Fidelity Fund
                                                ------------   -------------

   Unrealized appreciation (depreciation)
   at December 31, 1991                              $ (838)       $     34
   Net increase during 1992                           1,786             247
                                                     ------        --------
   Unrealized appreciation at December 31, 1992         948             281
   Net increase during 1993                           3,746             173
                                                     ------        --------
   Unrealized appreciation at December 31, 1993       4,694             454
   Net decrease during 1994                          (2,586)         (7,330)
                                                     -------        --------
   Unrealized appreciation (depreciation)
   at December 31, 1994                              $2,108         $(6,876)
                                                     ======         ========

    For shares distributed in 1994, realized appreciation totaled $34 for the Fidelity fund. For shares distributed in 1993, realized appreciation totaled $752 and $590 for Unocal Stock and Fidelity fund, respectively. For shares distributed in 1992, realized appreciation totaled $844 and $30 for Unocal Stock and Fidelity fund, respectively.

    During the period January 1, 1995 through June 15, 1995,  the market  value  of  the  Unocal Stock held at  December  31,  1994 increased by $6,553.

NOTE 5 - CONCENTRATION OF CREDIT RISK

    The GIC fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund contains a diversified portfolio of investment contracts, the ultimate performance of the contract is dependent upon the ability of the underlying companies to honor them.

                            SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of the Company to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                  MOLYCORP, INC. 401(k) RETIREMENT SAVINGS PLAN
                  ---------------------------------------------
                                 (Name of Plan)






June 28, 1995
                             By: /s/ Charles S. McDowell
                                ------------------------
                                Charles S. McDowell, Member,
                                Administrative Committee of
                                Molycorp, Inc. 401 (k) Retirement
                                Savings Plan